Mail Stop 3561

November 16, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Frederic Richardson, Chief Executive Officer
Mod Hospitality, Inc.
11710 Old Georgetown Road, Suite 808
North Bethesda, Maryland 20852

> **Re: Mod Hospitality, Inc. (fka PSPP Holdings, Inc.)**
> **Form 8-K/A filed April 7, 2009**
> **Form 8-K filed July 14, 2008**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-24723**

Dear Mr. Richardson:

We issued comments to you on the above captioned filings on June 1, 2009. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 30, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 30, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Heather Clark at (202) 551-3624 if you have any questions.

Sincerely,

Linda Cvrkel
Branch Chief